Exhibit 21.1

Subsidiaries of the Registrant

Effective upon the Reorganization and the completion of this offering, the subsidiaries of the registrant will be as follows:

Subsidiary Name	Jurisdiction of Organization
Admedus (Australia) Pty Ltd	Australia
Admedus Biomanufacturing Pty Ltd	Australia
Anteris Aus Operations Pty Ltd	Australia
Anteris Technologies Asia Pte. Ltd.	Singapore
Anteris Technologies Corporation	Minnesota
Anteris Technologies Investments Pty Ltd	Australia
Anteris Technologies Ltd	Australia
Anteris Technologies Sàrl	Switzerland
v2vmedtech, inc.	Delaware